UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________________________

FORM 8-K

_________________________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): August 1, 2017

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VERITEX HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Texas	001-36682	27-0973566
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8214 Westchester Drive, Suite 400
Dallas, Texas 75225
(Address of principal executive offices)

(972) 349-6200
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01  Entry into a Material Definitive Agreement.

On August 1, 2017, Veritex Holdings, Inc. (“Veritex”), a Texas corporation and the parent holding company of Veritex Community Bank (“Veritex Bank”), Freedom Merger Sub, Inc. (“Merger Sub”), a Texas corporation and wholly-owned subsidiary of Veritex, and Liberty Bancshares, Inc. (“Liberty”), a Texas corporation and the parent holding company of Liberty Bank, entered into an Agreement and Plan of Reorganization (the “Liberty Merger Agreement”). The Liberty Merger Agreement provides that (i) Merger Sub will merge with and into Liberty, with Liberty continuing as the surviving corporation and a wholly-owned subsidiary of Veritex, and (ii) immediately thereafter, Liberty will merge with and into Veritex, with Veritex being the surviving corporation (the ‘‘Liberty Merger’’).

Subject to the terms of the Liberty Merger Agreement, at the effective time of the Liberty Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of Liberty (“Liberty Common Stock”), will be converted into the right to receive (i) a number of shares of common stock, par value $0.01 per share, of Veritex (“Veritex Common Stock”) equal to the quotient of (A) 1,450,000 (the “Aggregate Stock Consideration”), divided by (B) the number of issued and outstanding shares of Liberty Common Stock immediately prior to the Effective Time, and (ii) an amount of cash equal to the quotient of (A) $25.0 million (the “Aggregate Cash Consideration”), divided by (B) the number of issued and outstanding shares of Liberty Common Stock immediately prior to the Effective Time. The Aggregate Cash Consideration is subject to a downward adjustment to the extent that Liberty’s stockholders’ equity less preferred stock, and goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, on a consolidated basis, less certain merger costs and other specified items and excluding the unrealized gains and losses on Liberty’s investment securities, calculated prior to the closing of the Liberty Merger, is less than $32.75 million, as provided in the Liberty Merger Agreement. The Aggregate Stock Consideration is also subject to adjustment based on the volume weighted average price (‘‘VWAP’’) of Veritex Common Stock as of the measurement date specified in the Liberty Merger Agreement to the extent that the VWAP of Veritex Common Stock is less than $24.83 or greater than $30.35. If the VWAP of Veritex Common Stock is between $30.35 and $33.11, then the number of shares issued will decrease and be equal to $44,006,050 divided by the VWAP. If the VWAP of Veritex Common Stock is greater than $33.11, then the number of shares issued shall be fixed at 1,329,167. If the VWAP of Veritex Common Stock is between $22.07 and $24.83, then Veritex, at its election, may either increase the number of its shares of its common stock to be issued in excess of 1,450,000 shares and/or increase the amount of cash in excess of $25,000,000 such that, when valuing aggregate merger consideration under the terms of Liberty Merger Agreement, the merger consideration is valued at an amount equal to $61,004,950.

The Liberty Merger Agreement contains customary representations and warranties and covenants by Veritex and Liberty. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the Liberty Merger by the shareholders of Liberty.

The Liberty Merger Agreement provides certain termination rights for both Veritex and Liberty and further provides that a termination fee of $2,000,000 will be payable by either Veritex or Liberty, as applicable, upon termination of the Liberty Merger Agreement under certain circumstances.

Veritex anticipates that the transaction will be consummated during the fourth quarter of 2017 or the first quarter of 2018, although delays could occur, subject to the effectiveness of Veritex’s registration statement on Form S-4 registering the offer and sale of Veritex Common Stock in the Liberty Merger, which registration statement will be filed with the Securities and Exchange Commission (the “SEC”), the receipt of bank regulatory approvals, approval of Liberty’s shareholders, and the satisfaction of other customary closing conditions. The Liberty Merger has been approved by the Boards of Directors of Liberty and Veritex.

The representations, warranties and covenants of each party set forth in the Liberty Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Liberty Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Liberty Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Liberty Merger, unless otherwise specified therein, and (2) were made only as of the date of the Liberty Merger Agreement or such other date as is specified in the Liberty Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Liberty Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Liberty Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Liberty Merger Agreement, and not to provide investors with any other factual information regarding Veritex or Liberty Bancshares, their respective affiliates or their respective businesses. The Liberty Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Veritex, Liberty, their respective affiliates or their respective businesses, the Liberty Merger Agreement and the Liberty Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement/prospectus which will be sent to shareholders of Liberty, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Veritex and Liberty make, as applicable, with the SEC.

The foregoing summary of the Liberty Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

Voting Agreement

In connection with entering into the Liberty Merger Agreement, Veritex entered into a Voting Agreement with Liberty and certain shareholders of Liberty (the “Voting Agreement”). The shareholders that are party to the Voting Agreement beneficially own in the aggregate approximately 67.69% of the outstanding shares of Liberty Common Stock. The Voting Agreement requires, among other things, that the shareholders party thereto vote all of their shares of Liberty Common Stock in favor of the Liberty Merger and the other transactions contemplated by the Liberty Merger Agreement and against alternative transactions and generally prohibits them from transferring their shares of Liberty Common Stock prior to the termination of the Voting Agreement. The Voting Agreement will terminate upon the earlier of the termination of the Liberty Merger Agreement in accordance with its terms or the completion of the transactions contemplated by the Liberty Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached to this Current Report as Exhibit 10.1 and incorporated by reference herein.

Director Support Agreement

In connection with entering into the Liberty Merger Agreement, all of the directors of Liberty have entered into a Director Support Agreement with Veritex (the “Director Support Agreement”) pursuant to which they agree to refrain from harming the goodwill of Veritex, Liberty or any of their respective subsidiaries and their respective customer, client and vendor relationships as well as certain additional restrictive covenants.

The foregoing description of the Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Director Support Agreement, which is attached to this Current Report as Exhibit 10.2 and incorporated by reference herein.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VERITEX, LIBERTY AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Veritex through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Veritex will also be available free of charge by directing a request by phone, email or mail to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 Attn: Investor Relations. Veritex’s telephone number is (972) 349-6200.

Item 7.01  Regulation FD Disclosure.

On August 1, 2017, Veritex issued a press release announcing the execution of the Liberty Merger Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

On August 1, 2017, Veritex issued a press release announcing that it commenced an underwritten public offering of shares of its common stock, a copy of which is attached to this Current Report as Exhibit 99.2 and is incorporated by reference herein.

As provided in General Instruction B.2 to Form 8-K, the information furnished as Exhibit 99.1 and Exhibit 99.2 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following are filed as exhibits to this Current Report on Form 8-K:

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Veritex Holdings, Inc., Freedom Merger Sub, Inc., and Liberty Bancshares, Inc., dated August 1, 2017. *
10.1
Form of Voting Agreement, dated August 1, 2017, by and among Veritex Holdings, Inc., Liberty Bancshares, Inc. and certain shareholders of Liberty Bancshares, Inc. (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2
Form of Director Support Agreement, dated August 1, 2017, by and between Veritex Holdings, Inc. and directors of Liberty Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

99.1	Press Release issued by Veritex Holdings, Inc. announcing the execution of the Agreement and related information, dated August 1, 2017.
99.2	Press Release issued by Veritex Holdings, Inc. announcing commencement of an underwritten public offering, dated August 1, 2017.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Veritex Holdings, Inc.

By: /s/ C. Malcolm Holland, III
C. Malcolm Holland, III
Chairman and Chief Executive Officer

Date: August 1, 2017

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Veritex Holdings, Inc., Freedom Merger Sub, Inc., and Liberty Bancshares, Inc., dated August 1, 2017. *
10.1
Form of Voting Agreement, dated August 1, 2017, by and among Veritex Holdings, Inc., Liberty Bancshares, Inc. and certain shareholders of Liberty Bancshares, Inc. (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2
Form of Director Support Agreement, dated August 1, 2017, by and between Veritex Holdings, Inc. and directors of Liberty Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

99.1	Press Release issued by Veritex Holdings, Inc. announcing the execution of the Agreement and related information, dated August 1, 2017.
99.2	Press Release issued by Veritex Holdings, Inc. announcing commencement of an underwritten public offering, dated August 1, 2017.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.